UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of United Community Banks, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Porter Keadle Moore, LLC

We have served as the Plan’s auditor since 1994.

Atlanta, Georgia

June 22, 2018

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:

Cash	$3	$3
Investments at fair value:
Common stock of United Community Banks, Inc.	9,913,463	11,947,788
Stable value common trust fund	5,613,223	5,778,892
Shares of registered investment company mutual funds	103,336,765	82,892,506
Total investments	118,863,451	100,619,186

Receivables:
Accrued dividends	35,249	32,070
Total receivables	35,249	32,070

Total assets	118,898,703	100,651,259

Liabilities:
Other payables	265,491	35,184
Total liabilities	265,491	35,184
Net assets available for benefits	$118,633,212	$100,616,075

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Additions to net assets attributed to:
Investment returns:
Interest and dividends	$4,604,302
Net appreciation in fair value of investments	11,550,951
Total investment returns	16,155,253

Contributions:
Employer match	2,664,990
Employee deferrals	6,527,708
Employee rollovers and other	1,511,219
Total contributions	10,703,917
Total additions	26,859,170

Deductions from net assets attributed to:
Distributions paid to participants	8,650,244
Administrative expenses	191,530
Other	259
Total deductions	8,842,033

Increase in net assets available for benefits	18,017,137
Net assets available for plan benefits:
Beginning of year	100,616,075
End of year	$118,633,212

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. The Company matches 70% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service. Effective March 1, 2018, the Company match increased to 100% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations. The Plan provides for automatic participant deferral contributions of 5% of compensation on behalf of each eligible employee who does not affirmatively elect against automatic contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future Company contributions to the Plan.

In-Service Withdrawals

The Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment. Benefits are recorded when paid.

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested accounts approximated $21,000 and $13,000, respectively. These amounts will be used to reduce future Company contributions or to reduce Plan expenses at the discretion of the Plan sponsor.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued

Fair Value Hierarchy, continued

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s investments are reported at fair value, including the collective investment fund, which holds indirect investments in fully benefit-responsive investment contracts. The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. The investment in the stable value fund is valued at net asset value (“NAV”) per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value.

In accordance with ASC 820, the Plan’s investments in the Company’s common stock and mutual funds are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan’s investment in the collective investment fund is not required to be classified within the fair value hierarchy since it is measured at NAV as a practical expedient. At December 31, 2017 and 2016, the Plan held investments in the Company’s common stock amounting to $9,913,463 and $11,947,788, respectively. This investment represented 8% and 12% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Effective January 1, 2015, participants could no longer invest additional funds in the Company’s common stock, although existing balances invested in the Company’s common stock can be maintained.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The net returns from investment activity include realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

(3)	Tax Status

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(4)	Party-In-Interest Transactions

During the course of the year, the Plan entered into certain party-in-interest transactions with the Company and T. Rowe Price Trust Company (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2017, the Plan recorded dividends of approximately $142,000 on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2017 Plan year.

Administrative fees are paid by the Plan to the Trustee, which functions as the trustee, custodian and record keeper for the Plan. The Trustee receives revenue from mutual fund service providers for services provided by the Trustee to the funds. A portion of this revenue is shared with the Plan to offset certain amounts owed to the Trustee for administrative services provided to the Plan in the form of fee credits. Fee credits are included in other contributions on the Statement of Changes in Net Assets Available for Benefits. Gross fees totaled $191,530 for 2017 and are presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The gross fees incurred during 2017 for consulting services and record keeping amounted to $46,065 and $145,465, respectively.

(5)	Fair Value Measurements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2017 and 2016.

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,913,463	$-	$-	$9,913,463
Mutual funds	103,336,765	-	-	103,336,765

	$113,250,228	$-	$-	113,250,228
Collective trust fund measured at NAV				5,613,223
Total investments at fair value				$118,863,451

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$11,947,788	$-	$-	$11,947,788
Mutual funds	82,892,506	-	-	82,892,506

	$94,840,294	$-	$-	94,840,294
Collective trust fund measured at NAV				5,778,892
Total investments at fair value				$100,619,186

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(6)	Benefits Paid After Year-End and Reconciliation to Form 5500

For the year ended December 31, 2016, there was one distribution totaling $10,520 that was requested prior to December 31, 2016, but paid in 2017. There were no such distributions for the year ended December 31, 2017.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2017 and 2016:

	December 31,
	2017	2016

Net assets available for benefits as reported in the the financial statements	$118,633,212	$100,616,075
Benefit claims payable	-	(10,520)
Net assets available for benefits as reported in the Form 5500	$118,633,212	$100,605,555

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2017, as reported in the financial statements to the Form 5500:

For the Year Ended December 31, 2017
Change in net assets available for benefits as reported in the financial statements	$18,017,137
Change in benefit claims payable	10,520
Change in net assets available for benefits as reported in the Form 5500	$18,027,657

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2017 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

8

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Schedule H, Part IV, Line 4:

Schedule of Assets (Held at End of Year)

December 31, 2017

Employer Identification Number: 58-0554454

Plan Number: 001

(a)	Identity of issuer or similar party (b)	Description of assets (c)			Cost (d)	Fair Value (e)

*	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	398,019	shares	N/A	$10,316,654
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth Fund	226,126	shares	N/A	10,024,158
*	United Community Banks, Inc.	Common stock	352,291	shares	N/A	9,913,463
*	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	557,284	shares	N/A	9,802,627
*	T. Rowe Price	T. Rowe Price Growth Stock Fund	150,962	shares	N/A	9,457,790
*	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	348,052	shares	N/A	7,845,084
	Vanguard Funds	Vanguard Institutional Index Fund	32,071	shares	N/A	7,807,979
	Dimensional Fund Advisors	DFA Targeted Value I	280,282	shares	N/A	6,976,222
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund	5,613,223	shares	N/A	5,613,223
	PIMCO Funds	PIMCO Total Return Bond Fund	534,231	shares	N/A	5,486,555
*	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	279,383	shares	N/A	5,299,895
*	T. Rowe Price	T. Rowe Price Institutional Large Cap Value Fund	195,448	shares	N/A	4,569,566
*	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	278,634	shares	N/A	4,173,944
*	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	138,793	shares	N/A	3,780,719
*	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	175,650	shares	N/A	3,244,254
	Harbor Funds	Harbor International Fund	44,439	shares	N/A	3,000,522
	American Beacon	American Beacon Stephens Small Cap Growth Fund	115,859	shares	N/A	2,202,480
*	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	97,473	shares	N/A	1,781,800
	Vanguard Funds	Vanguard Mid Cap Index Fund	7,622	shares	N/A	1,460,031
*	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	91,402	shares	N/A	1,418,561
	Vanguard Funds	Vanguard Small Cap Index Fund	19,144	shares	N/A	1,355,006
	BlackRock	BlackRock Inflation Protected Bond Fund	115,515	shares	N/A	1,237,165
	Vanguard Funds	Vanguard Total International Stock Index Fund	27,229	shares	N/A	831,034
*	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	34,019	shares	N/A	530,014
	Vanguard Funds	Vanguard Total Bond Market Index Fund	42,422	shares	N/A	456,040
*	T. Rowe Price	T. Rowe Price Retirement 2060 Fund	11,721	shares	N/A	141,359
*	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	8,443	shares	N/A	115,248
*	T. Rowe Price	T. Rowe Price Government Money	22,058	shares	N/A	22,058

*	Party-in-interest					118,863,451

	N/A- Value is not applicable due to investment being participant directed.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
401(k) Plan

By:	/s/ Kimberly Luecking

Title: Assistant Vice President
T. Rowe Price Trust Company

Date: June 22, 2018

10

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

11